SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

OLD DOMINION FREIGHT LINE, INC.

(Name of issuer)

Common Stock (par value $0.10 per share)

(Title of class of securities)

679580100

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679580100
1.	Name of reporting person I.R.S. Identification no. of above persons (entities only) John R. Congdon, Jr.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,187,259 (See Item 4)
	6.	Shared voting power 677,726 (See Item 4)
	7.	Sole dispositive power 1,187,259 (See Item 4)
	8.	Shared dispositive power 677,726 (See Item 4)
9.	Aggregate amount beneficially owned by each reporting person 1,864,985
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.0%
12.	Type of reporting person IN (See Item 4)

Page 2 of 15 pages

CUSIP No. 679580100
1.	Name of reporting person I.R.S. Identification no. of above persons (entities only) John R. Congdon, Jr. Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 664,325 (See Item 4)
	6.	Shared voting power -0- (See Item 4)
	7.	Sole dispositive power 664,325 (See Item 4)
	8.	Shared dispositive power -0- (See Item 4)
9.	Aggregate amount beneficially owned by each reporting person 664,325
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 1.8%
12.	Type of reporting person OO (See Item 4)

Page 3 of 15 pages

CUSIP No. 679580100
1.	Name of reporting person I.R.S. Identification no. of above persons (entities only) John R. Congdon Trust for Mark Ross Congdon
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 236,551 (See Item 4)
	6.	Shared voting power -0- (See Item 4)
	7.	Sole dispositive power 236,551 (See Item 4)
	8.	Shared dispositive power -0- (See Item 4)
9.	Aggregate amount beneficially owned by each reporting person 236,551
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 0.6%
12.	Type of reporting person OO (See Item 4)

Page 4 of 15 pages

CUSIP No. 679580100
1.	Name of reporting person I.R.S. Identification no. of above persons (entities only) John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 236,383 (See Item 4)
	6.	Shared voting power -0- (See Item 4)
	7.	Sole dispositive power 236,383 (See Item 4)
	8.	Shared dispositive power -0- (See Item 4)
9.	Aggregate amount beneficially owned by each reporting person 236,383
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 0.6%
12.	Type of reporting person OO (See Item 4)

Page 5 of 15 pages

CUSIP No. 679580100
1.	Name of reporting person I.R.S. Identification no. of above persons (entities only) John R. Congdon Trust for Hunter Andrew Terry
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power -0- (See Item 4)
	6.	Shared voting power 228,248 (See Item 4)
	7.	Sole dispositive power -0- (See Item 4)
	8.	Shared dispositive power 228,248 (See Item 4)
9.	Aggregate amount beneficially owned by each reporting person 228,248
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 0.6%
12.	Type of reporting person OO (See Item 4)

Page 6 of 15 pages

CUSIP No. 679580100
1.	Name of reporting person I.R.S. Identification no. of above persons (entities only) John R. Congdon Trust for Nathaniel Everett Terry
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power -0- (See Item 4)
	6.	Shared voting power 221,230 (See Item 4)
	7.	Sole dispositive power -0- (See Item 4)
	8.	Shared dispositive power 221,230 (See Item 4)
9.	Aggregate amount beneficially owned by each reporting person 221,230
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 0.6%
12.	Type of reporting person OO (See Item 4)

Page 7 of 15 pages

CUSIP No. 679580100
1.	Name of reporting person I.R.S. Identification no. of above persons (entities only) John R. Congdon Trust for Kathryn Lawson Terry
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power -0- (See Item 4)
	6.	Shared voting power 228,248 (See Item 4)
	7.	Sole dispositive power -0- (See Item 4)
	8.	Shared dispositive power 228,248 (See Item 4)
9.	Aggregate amount beneficially owned by each reporting person 228,248
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 0.6%
12.	Type of reporting person OO (See Item 4)

Page 8 of 15 pages

CUSIP No. 679580100
1.	Name of reporting person I.R.S. Identification no. of above persons (entities only) John R. Congdon, Jr. 2009 GRAT
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 50,000 (See Item 4)
	6.	Shared voting power -0- (See Item 4)
	7.	Sole dispositive power 50,000 (See Item 4)
	8.	Shared dispositive power -0- (See Item 4)
9.	Aggregate amount beneficially owned by each reporting person 50,000
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 0.1%
12.	Type of reporting person OO (See Item 4)

Page 9 of 15 pages

CUSIP No. 679580100

Item 1.	(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way Thomasville, NC 27360

Item 2.	(a)	Names of Persons Filing:

(i)       John R. Congdon, Jr.

(ii)      John R. Congdon, Jr. Revocable Trust

(iii)     John R. Congdon Trust for Mark Ross Congdon

(iv)     John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr.

(v)      John R. Congdon Trust for Hunter Andrew Terry

(vi)     John R. Congdon Trust for Nathaniel Everett Terry

(vii)    John R. Congdon Trust for Kathryn Lawson Terry

(viii)  John R. Congdon, Jr. 2009 GRAT

	(b)	Address of Principal Business Office or, if none, Residence:

As to (i) through (viii): 7511 Whitepine Road Richmond, VA 23237

	(c)	Citizenship:

As to (i) USA As to (ii) – (viii) Virginia

	(d)	Title of Class of Securities:

Common Stock ($0.10 par value)

	(e)	CUSIP Number:

679580100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing.

Item 4.	Ownership.

Page 10 of 15 pages

CUSIP No. 679580100

The securities reported herein are beneficially owned by John R. Congdon, Jr., the John R. Congdon, Jr. Revocable Trust, the John R. Congdon Trust for Mark Ross Congdon, the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr., the John R. Congdon Trust for Hunter Andrew Terry, the John R. Congdon Trust for Nathaniel Everett Terry, the John R. Congdon Trust for Kathryn Lawson Terry and the John R. Congdon, Jr. 2009 GRAT. The total securities reported is 1,864,985 shares of the Issuer’s Common Stock, which constitutes 5.0% of such shares as of December 31, 2009.

As of December 31, 2009, John R. Congdon, Jr. has sole voting and dispositive power with respect to 1,187,259 shares (3.2%) of the Issuer’s Common Stock, of which 664,325 shares (1.8%) are held by the John R. Congdon, Jr. Revocable Trust, 236,551 shares (0.6%) are held by the John R. Congdon Trust for Mark Ross Congdon, 236,383 shares (0.6%) are held by the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. and 50,000 shares (0.1%) are held by the John R. Congdon, Jr. 2009 GRAT. He shares voting and dispositive power with respect to 228,248 shares (0.6%) held by the John R. Congdon Trust for Hunter Andrew Terry, 221,230 shares (0.6%) held by the John R. Congdon Trust for Nathaniel Everett Terry and 228,248 shares (0.6%) held by the John R. Congdon Trust for Kathryn Lawson Terry. John R. Congdon, Jr. beneficially owns a total of 1,864,985 shares (5.0%).

As of December 31, 2009, the John R. Congdon, Jr. Revocable Trust owns directly 664,325 shares (1.8%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2009, the John R. Congdon Trust for Mark Ross Congdon owns directly 236,551 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2009, the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. owns directly 236,383 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr. as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2009, the John R. Congdon Trust for Hunter Andrew Terry owns directly 228,248 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Co-Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2009, the John R. Congdon Trust for Nathaniel Everett Terry owns directly 221,230 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Co-Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2009, the John R. Congdon Trust for Kathryn Lawson Terry owns directly 228,248 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Co-Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2009, John R. Congdon, Jr. as trustee and grantor of the John R. Congdon, Jr. 2009 GRAT has sole voting and dispositive power with respect to 50,000 shares (0.1%) of the Issuer’s Common Stock held by the John R. Congdon, Jr. 2009 GRAT.

(a)	Amount beneficially owned:

Page 11 of 15 pages

CUSIP No. 679580100

(i) 1,864,985 (ii) 664,325 (iii) 236,551 (iv) 236,383 (v) 228,248 (vi) 221,230 (vii) 228,248 (viii) 50,000

(b)	Percent of Class:

(i) 5.0% (ii) 1.8% (iii) 0.6% (iv) 0.6% (v) 0.6% (vi) 0.6% (vii) 0.6% (viii) 0.1%

(c)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote

(i) 1,187,259 (ii) 664,325 (iii) 236,551 (iv) 236,383 (v) -0- (vi) -0- (vii) -0- (viii) 50,000

(ii) Shared power to vote or to direct the vote

(i) 677,726 (ii) -0- (iii) -0- (iv) -0- (v) 228,248 (vi) 221,230 (vii) 228,248 (viii) -0-

(iii) Sole power to dispose or to direct the disposition of

(i) 1,187,259 (ii) 664,325 (iii) 236,551

Page 12 of 15 pages

CUSIP No. 679580100

(iv) 236,383 (v) -0- (vi) -0- (vii) -0- (viii) 50,000

(iv) Shared power to dispose or to direct the disposition of

(i) 677,726 (ii) -0- (iii) -0- (iv) -0- (v) 228,248 (vi) 221,230 (vii) 228,248 (viii) -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications.

Not Applicable

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

Page 13 of 15 pages

CUSIP No. 679580100

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 3, 2010

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.
John R. Congdon, Jr.

JOHN R. CONGDON, JR. REVOCABLE TRUST

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR.

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON, JR. 2009 GRAT

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

Page 14 of 15 pages

CUSIP No. 679580100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 3, 2010.

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.
John R. Congdon, Jr.

JOHN R. CONGDON, JR. REVOCABLE TRUST

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR.

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

JOHN R. CONGDON, JR. 2009 GRAT

By:	/s/ John R. Congdon, Jr.
John R. Congdon, Jr., Trustee

Page 15 of 15 pages